PE 2/25/2016



DIVISION OF
CORPORATION FINANCE

NO ACT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



16004002

March 3, 2016

Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 3-3-16

Re: Anthem, Inc.
Incoming letter dated February 25, 2016

Dear Ms. Ising:

This is in response to your letter dated February 25, 2016 concerning the shareholder proposal submitted to Anthem by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

March 3, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Anthem, Inc.
Incoming letter dated February 25, 2016

The proposal requests that the board adopt a "proxy access" bylaw with the procedures and criteria set forth in the proposal.

There appears to be some basis for your view that Anthem may exclude the proposal under rule 14a-8(i)(10). We note your representation that the board has adopted a proxy access bylaw that addresses the proposal's essential objective. Accordingly, we will not recommend enforcement action to the Commission if Anthem omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

February 25, 2016

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Anthem, Inc.*
Shareholder Proposal of John Chevedden
Securities Exchange Act of 1934 ("Exchange Act")—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Anthem, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2016 Annual Meeting of Shareholders (collectively, the "2016 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from John Chevedden (the "Proponent"). The Proposal requests that the Company's Board of Directors adopt a "proxy access" by-law requiring the Company to include in its proxy materials the name and certain information regarding any person nominated pursuant to certain procedures described in the Proposal. A copy of the Proposal, along with correspondence related to this no-action request, is attached as Exhibit A.

BACKGROUND

On February 18, 2016, the Board of Directors (the "Board") of the Company adopted amendments to the Company's By-Laws (the "Amended By-Laws") implementing proxy access (the "Proxy Access By-Law"). The Amended By-Laws containing the Proxy Access By-Law were subsequently filed with the Securities and Exchange Commission (the "Commission") as an exhibit to the Company's Current Report on Form 8-K. Leading up to and following adoption, the Company engaged in dialogue with the Proponent about the Proxy Access By-Law and the Proposal. The Company sincerely hoped that the Proponent would withdraw the Proposal as a result of the Board's adoption of a proxy access right that compares favorably to the Proposal. The Company is filing this no-action request in light of the Company's recent adoption of the Proxy Access By-Law and the Proponent's unwillingness to withdraw the Proposal. As discussed below, the Proxy Access By-Law compares favorably with and substantially implements the Proposal.

The Amended By-Laws address each of the essential elements of the Proposal. In this respect, it is important to note that the Proposal is substantially the same proposal that the staff of the Division of Corporation Finance (the "Staff") of the Commission considered in *Capital One Financial Corp.* (avail. Feb 12, 2016) and *Time Warner Inc.* (avail. Feb. 12, 2016), and that the proxy access terms adopted by the Company are substantially similar to those that were adopted by Capital One, Time Warner and other companies that the Staff has concurred substantially implement this form of proxy access shareholder proposal. *See, e.g., Alaska Air Group, Inc.* (avail. Feb. 12, 2016); *Baxter International Inc.* (avail. Feb. 12, 2016); *General Dynamics Corp.* (avail. Feb. 12, 2016); *Target Corp.* (avail. Feb. 12, 2016). As a result, we believe that this no-action request does not raise any novel issues and we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and concurred with exclusion of a proposal only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were successfully avoiding exclusion by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) ("1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and the Commission codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998) ("1998 Release"). Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991).

At the same time, a company need not implement a proposal in exactly the same manner set forth by the proponent. In *General Motors Corp.* (avail. Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "If the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of 'substantially implemented' proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareholder proponent would implement the proposal. *See, e.g., Hewlett-Packard Co.* (avail. Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed by-law amendment to permit shareholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson & Johnson* (avail. Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce).

Due to the range of issues that need to be considered in the context of proposals requesting corporate governance changes that require by-law amendments, the "substantially implemented" standard of Rule 14a-8(i)(10) (as opposed to the former, "fully effected" standard) provides a reasonable and rational means to achieve Rule 14a-8(i)(10)'s objective. Thus, companies that have substantially implemented a shareholder proposal through a by-law amendment typically have addressed collateral issues that the shareholder proposal either does not address or that the shareholder proposal addresses in a different way, and yet have satisfied Rule 14a-8(i)(10)'s standard. For example, in *General Dynamics Corp.* (avail. Feb. 6, 2009), the Staff concurred in the exclusion of a special meeting proposal that included a 10% ownership threshold and a requirement that no other "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board" be included in the by-laws and/or charter. In that case, General Dynamics planned to adopt a special meeting by-law that included (i) an ownership threshold of 10% for special meetings called by one shareholder and 25% for special meetings called by a group of shareholders and (ii) several additional procedural and informational requirements incorporated from its advance notice provisions. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the Staff concurred that the companies could exclude special meeting shareholder proposals under Rule 14a-8(i)(10) where the companies had adopted provisions allowing shareholders to call a special meeting, unless, among other things, an annual or company-sponsored special meeting that included the matters proposed to be addressed at the shareholder-requested special meeting had been held within a specified period of time before the requested special meeting.

B. The Board's Adoption of the Proxy Access By-Law Substantially Implements the Proposal

Proxy access is a complex issue. Because proxy access creates an entirely new right that implicates the interaction of state law nomination processes, Commission proxy rules, the intricacies of the beneficial ownership and proxy voting processes, and corporate governance considerations, by-laws implementing proxy access must address numerous substantive and procedural issues. This complexity was reflected in the text of the Commission's proxy access rule, Rule 14a-11 under the Exchange Act, which was 6,374 words long, counting "instructions" included in the rule but not counting the length of Schedule 14N or other rules that were adopted or amended at the same time that Rule 14a-11 was adopted.

Virtually all of the 496 words comprising the Proposal and its brief supporting statement consist of an extensive list of proxy access terms requested by the Proponent. The proxy access provisions addressed in the Proposal can be grouped into 10 topics, some of which have multiple prongs. We discuss each of these topics below and compare them to the Company's Amended By-Laws, attached as Exhibit B. This comparison demonstrates that the terms of the Company's Proxy Access By-Law "compare favorably with the guidelines of" the Proposal, and therefore substantially implement the Proposal within the meaning of established precedent under Rule 14a-8(i)(10).

- **#1—Adoption of Proxy Access By-Law:**
  The "resolved" clause in the Proposal requests that the board adopt a "'proxy access' bylaw," and present it for shareholder approval. On February 18, 2016, the Board adopted the Proxy Access By-Law, set forth at Section 1.16 of the Amended By-Laws. *See* Exhibit B, beginning at page 8. Thus, the key objective of the Proposal was achieved: providing a proxy access right for shareholders.

  As discussed above, it is well established that a company may satisfy Rule 14a-8(i)(10)'s standard by implementing a proposal through a process different than the one requested in the proposal. *See Intel Corp.* (avail. Feb. 14, 2005) (concurring in the exclusion under Rule 14a-8(i)(10) of a proposal seeking to establish a policy of expensing the costs of all future stock options in the company's annual income statement where the Financial Accounting Standards Board recently had adopted a rule requiring that all public companies do the same); *The Coca-Cola Co.* (avail. Feb. 24, 1988) (concurring in the exclusion under the predecessor to Rule 14a-8(i)(10) of a proposal requesting that the company not make new investments or business relationships within South Africa when a federal statute had been enacted that prohibited new investment in South Africa); and *Eastman Kodak Co.* (avail. Feb. 1, 1991) (concurring that a proposal could be excluded under the predecessor to Rule 14a-8(i)(10) where the proposal requested that the company disclose certain environmental compliance information and the company represented that it complied fully with Item 103 of Regulation S-K, which required disclosure of substantially similar information). Thus, adoption of the Proxy Access By-Law satisfies Rule 14a-8(i)(10).

- **#2[A] & [B]—Inclusion in Proxy Materials and Group Nomination:**
  The Proposal requests that the proxy access by-law "[A] [r]equire the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by [B] a shareholder or an unrestricted number of shareholders forming a group (the 'Nominator') that meets the criteria below."

  Part [A] of this provision is implemented in Section 1.16(a) of the Amended By-Laws, which provides that the Company shall include in its proxy statement and on its form of proxy the "Required Information" (as defined in Section 1.16(d) of the Amended By-Laws), including information required under the securities laws and a "Statement" on behalf of each proxy access nominee. Part [B] is implemented in Section 1.16(b) of the Amended By-Laws, which confirms that a shareholder or group of up to 20 shareholders can aggregate their shares of the Company's common stock for purposes of satisfying the ownership requirement under the Amended By-Laws. *See* Exhibit B, page 8.

  The Proposal refers to the "Nominator" being "a shareholder or an unrestricted number of shareholders." We believe that the Company's provision, which places a twenty-shareholder limit on the size of a nominating group, achieves the essential purpose of this aspect of the Proposal by ensuring that shareholders are able to use the proxy access right effectively, while addressing administrative concerns that could arise if an unwieldy number of shareholders sought to nominate director candidates under proxy access. In this regard, it is important to note that a twenty-shareholder nominating group is a widely embraced standard among companies that have adopted proxy access. Specifically, of the 118 companies that announced the adoption of proxy access by-laws in 2015, all but three imposed a limit on the size of the nominating shareholder group. Of those companies, approximately 87% adopted a twenty-shareholder standard, approximately 8% adopted a lower limit, and 2% adopted a twenty-five-shareholder standard. As well, T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional shareholders in the United States, each adopted proxy access by-laws that contain a twenty-shareholder provision, and BlackRock, Inc., the publicly traded parent of the largest institutional shareholder in the United States, has announced that it intends to adopt proxy access with a twenty-shareholder provision. Similarly, Institutional Shareholder Services—a leading proxy advisory firm—has stated that in reviewing whether a company has satisfactorily implemented proxy access in response to a shareholder proposal, it does not view a twenty-shareholder aggregation limit as a material restriction or one that "unnecessarily restrict[s] the use of a proxy access right" (although it will treat a limit that is lower than twenty shareholders as unduly restrictive).[1]

In *General Electric Co.* (*Recon.*) (avail. Mar. 3, 2015), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a proposal requesting that the board take the steps necessary to amend the company's governing documents to adopt a by-law providing proxy access for a person nominated by "a shareholder or group thereof." The Staff concurred that General Electric adopted a proxy access by-law on terms that addressed the proposal's essential objective, even though (i) General Electric limited the group of shareholders who could aggregate their holdings for purposes of meeting the minimum stock ownership requirements to twenty, and (ii) the proxy access by-law contained additional terms and requirements addressing issues on which the proposal was silent. We believe the same conclusion applies here. *See also Capital One Financial Corp.* (avail. Feb. 12, 2016) (concurring in exclusion when the proxy access proposal requested an "unrestricted number of shareholders" but the company limited aggregation to twenty shareholders). Although the Proxy Access By-Law adopted by the Company contains a twenty-shareholder limit in determining the eligibility of a nominating group, variations between the size of the nominating group requested in a proposal and that adopted by a company should not serve as the basis for denying the availability of Rule 14a-8(i)(10), as long as the variations do not undermine the essential objectives of the proposal. Otherwise, shareholder proponents could request small changes in the nominating group size in a proposal (twenty-five, fifty, or one hundred shareholders, instead of twenty), contrary to the regulatory objective that led the Commission to adopt the "substantial implementation" standard under Rule 14a-8(i)(10). Accordingly, we believe the Company's Proxy Access By-Law compares favorably with the Proposal.

- **#3—Inclusion in Proxy Card:**
  The Proposal requests that the by-law "[a]llow shareholders to vote on such nominee on the Company's proxy card."

  This provision is implemented in Section 1.16(a) of the Amended By-Laws, which provides that eligible shareholder nominees will be included on the Company's form of proxy for an annual meeting (in addition to being included in the Company's proxy statement). *See* Exhibit B, page 8.

- **#4—Number of Nominees:**
  The Proposal requests that "[t]he number of shareholder-nominated candidates appearing in

[1] *See* Institutional Shareholder Services, *U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions*, at 19 (Dec. 18, 2015), *available at* https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-dec-2015.pdf.

proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater."

This provision is implemented in Section 1.16(k) of the Amended By-Laws, which provides that the number of shareholder-nominated candidates cannot exceed the greater of (i) two or (ii) 20% of the number of directors in office, and sets forth standard provisions for how to count the number of permitted nominees. This means that, as requested by the Proposal, the number of shareholder-nominated candidates appearing in the Company's proxy materials cannot exceed "one quarter of the directors then serving or two, whichever is greater." *See* Exhibit B, page 13. Stated differently, when the Company's Board consists of ten or fewer directors, proxy access will be available for up to two shareholder-nominated candidates, and when the Board exceeds ten directors, proxy access will be available for directors representing twenty percent of the Board (rounded down to the nearest whole number), which is a number that satisfies the Proposal by "not exceed[ing] one quarter of the directors then serving." Thus, the Proxy Access By-Law fully implements this term of the Proposal.

- **#5—Supplementation of Existing Rights:**
  The Proposal requests that "[t]his [proxy access] bylaw should supplement existing rights under Company bylaws."

  By adopting a Proxy Access By-Law, the Company merely added to the existing rights of shareholders. Thus, the Proxy Access By-Law implements this provision.

- **#6[A], [B] & [C]—Ownership Threshold and Holding Period:**
  The Proposal states that a nominating shareholder "must [A] have beneficially owned 3% or more of the Company's outstanding common stock, [B] including recallable loaned stock [C] continuously for at least three years before submitting the nomination."

  Parts [A] and [C] are implemented in Section 1.16(b) of the Amended By-Laws, which provides that, to meet the minimum ownership threshold, a shareholder (or a group of shareholders) must own and have owned at least 3% of Company's shares continuously for at least three years. *See* Exhibit B, page 8. Part [B] is implemented in Section 1.16(c), which defines ownership to include, among other things, loaned shares that can be recalled. *See* Exhibit B, page 8–9.

- **#7[A], [B] & [C]—Disclosure & Written Notice:**
  The Proposal requires that a nominating shareholder (or a group of shareholders) "give the Company, [A] within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about [B] (i) the nominee, including consent to being named in proxy materials and to

serving as director if elected; and [C] (ii) the Nominator, including proof it owns the required shares (the 'Disclosure')."

The terms addressed in part [A] are implemented in Section 1.16(e) and Section 1.16(f), which require a written notice regarding the proxy access nominee and the nominating shareholder(s), with reference to information under the Company's advance notice provisions, and set forth the time frame for when the nominating shareholder or group of shareholders must provide that notice to the Company. The terms addressed in part [B] are implemented through parts of Section 1.16(e) and Section 1.16(h) of the Amended By-Laws, which require nominating shareholders to provide certain information to the Company about the nominee that is required under the Company's advance notice provisions or under the Commission rules, including consent to being named in the proxy statement and serving as a director. *See* Exhibit B, pages 10–12. The terms addressed in part [C] of this provision are implemented in Sections 1.16(e) and 1.16(e)(ii) of the Amended By-Laws, which require the nominating shareholder (or group of shareholders) to provide information about themselves that is required under the Amended By-Laws or under the Commission rules, including proof it owns the required shares. *See* Exhibit B, page 10.

- **#8[A], [B] & [C]—Nominating Shareholder Certifications:**
  The Proposal states that a nominating shareholder must "certify that [A] (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; [B] (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and [C] (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company."

  Sections 1.16(e)(iii)(B)(1), 1.16(e)(iii)(B)(3), and 1.16(e)(iii)(A) of the Amended By-Laws, respectively, implement these parts of the Proposal. *See* Exhibit B, page 10.

- **#9—Supporting Statement:**
  The Proposal requests that "[t]he Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the 'Statement')."

  This provision is implemented in Section 1.16(d)(ii) of the Amended By-Laws. *See* Exhibit B, page 9.

- **#10—No Additional Restrictions on Nominations:**
  The Proposal states that "[n]o additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations."

The exact meaning of the references to "additional" restrictions is somewhat vague in the context of the Proposal, as the rest of the Proposal addresses conditions applicable to what the Proposal refers to as the "Nominator" and the Proposal does not otherwise set forth any eligibility terms or criteria applicable to proxy access nominees. As disclosed in the Company's 2015 proxy statement and addressed in the Company's Corporate Governance Guidelines, the Company has independence requirements for Board members, and both the Governance Committee of the Board and the Board itself evaluate a number of criteria when assessing director candidates. The Company believes it is appropriate to apply qualifications to proxy access candidates that are consistent with those applied to other independent director candidates to ensure that, if proxy access nominees are elected to the Board, the Company will be able to continue to satisfy its legal, regulatory and corporate governance requirements. These requirements are that the Company is not required to include a proxy access nominee in its proxy statement if (i) the shareholder nominee does not meet certain independence requirements; or (ii) the nomination would cause the Company to violate its governing documents or certain laws, rules and/or regulations. These terms are set forth in parts of Section 1.16(j) of the Amended By-Laws. *See* Exhibit B, page 13.

These provisions do not prevent the proxy access procedures included in the Amended By-Laws from "compar[ing] favorably with the guidelines of" the Proposal. The conditions on the qualification of a proxy access nominee, as opposed to conditions on the availability of proxy access, do not restrict shareholders' ability to use proxy access beyond the terms set forth in the Proposal. In this regard, the additional conditions and terms set forth in the Proxy Access By-Law differ significantly from those considered by the Staff in *KSW, Inc.* (avail. Mar. 7, 2012). There, the Staff did not concur with exclusion of a proposal requesting that proxy access be available for a group of shareholder that had held at least 2% of the company's stock for three years. KSW had adopted a by-law under which proxy access would be available only to a single shareholder who had held 5% of the company's stock. In concluding that KSW had not substantially implemented the proposal for purposes of Rule 14a-8(i)(10), the Staff stated that "[g]iven the differences between KSW's bylaw and the proposal, *including the difference in ownership levels required for eligibility to include a shareholder nomination for director in KSW's proxy materials*," it was unable to concur that the by-law adopted by KSW substantially implemented the proposal (emphasis added).

As discussed above, in the context of complex by-law amendments to implement corporate governance reforms, the Staff consistently has concurred that companies have substantially implemented a proposal even when the companies have placed additional conditions or procedures that restrict the rights requested under the proposal. *See Chevron Corp.* (avail. Feb. 19, 2008); *Citigroup Inc.* (avail. Feb. 12, 2008). In particular, in *General Dynamics Corp.* (avail. Feb. 6, 2009), the Staff concurred in the exclusion under Rule 14a-8(i)(10) of a special meeting proposal that contained language similar to that set forth in #10, stating that the special meeting provisions should have no "exception[s] or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not management and/or the board," where the company had adopted a special meeting right that did impose notice and other requirements not applicable to a board-called special meeting. More recently, the Staff concurred in the context of other proxy access shareholder proposals that, notwithstanding similar generalized language, restrictions similar to those adopted by the Company did not mean that a company had failed to substantially implement the proposals. *See, e.g., Capital One Financial Corp.*; *Time Warner Inc.*; *Alaska Air Group, Inc.*; *Baxter International Inc.*; *General Dynamics Corp.*; *Target Corp.* Here, as with the by-laws considered in the foregoing precedent, the language in the Proposal and the terms in the Proxy Access By-Law relating to eligible nominees do not restrict the availability of proxy access to the Company's shareholders.

Viewed as a whole, the proxy access terms adopted by the Company compare favorably to the terms for proxy access set forth in the Proposal, and the Company's Amended By-Laws achieve the Proposal's objective of making proxy access available to shareholders who satisfy specified conditions. Consistent with Rule 14a-8(i)(10) and long-standing precedent thereunder, minor variations or additional terms that go beyond the provisions addressed in a proposal do not prevent a company from substantially implementing a proposal.

CONCLUSION

We respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 Proxy Materials in reliance on Rule 14a-8(i)(10). Based upon the analysis above and the recent precedent addressing substantially identical proposals, we are of the view that by adopting the Proxy Access By-Law, which compares favorably with the guidelines of the Proposal, the Company already has substantially implemented the Proposal and, therefore, that the Proposal may properly be excluded under Rule 14a-8(i)(10).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Kathleen S. Kiefer, the Company's Vice President, Legal & Corporate Secretary, at (317) 488-6562.

Sincerely,



Elizabeth A. Ising
Enclosures

cc: Kathleen S. Kiefer, Anthem, Inc.
John Chevedden

EXHIBIT A

From: ***FISMA & OMB MEMORANDUN M-07-16***
Sent: Sunday, November 22, 2015 4:30 PM
To: Kiefer, Kathy
Cc: Mary M. Kleiman; Simpson, Douglas
Subject: Rule 14a-8 Proposal (ANTM)``

Dear Ms. Kiefer,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

Ms. Kathleen S. Kiefer
Corporate Secretary
Anthem, Inc. (ANTM)
120 Monument Circle
Indianapolis, IN 46204
PH: 317-488-6000
PH: 317-488-6562
FX: 317-488-6616
FX: 317- 488-6028

Dear Ms. Kiefer,

In looking forward to a good annual meeting this is to authorize Ms. Denise Pinnock to present the rule 14a-8 proposal. Please forward this information to the Chairman of the meeting and to the Chairman of the Corporate Governance Committee.

This is to respectfully request that the company exercise its fiduciary duty to shareholders and extend every courtesy to facilitate this shareholder presentation. Also for the company to advise and alert me immediately by email and telephone if the company has any question on this message or perceived further requirement.

Thank you and all the best for a good meeting.

Sincerely,



John Chevedden



Date

cc: Mary M. Kleiman <Mary.Kleiman@anthem.com>
Doug Simpson <Douglas.simpson@wellpoint.com>

JOHN CHEVEDDEN

FISMA & OMB MEMORANDUN M-07-16

Ms. Kathleen S. Kiefer
Corporate Secretary
Anthem, Inc. (ANTM)
120 Monument Circle
Indianapolis, IN 46204
PH: 317-488-6000
PH: 317-488-6562
FX: 317-488-6616
FX: 317- 488-6028

Dear Ms. Kiefer,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is intended as a low-cost method to improve compnay performance. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email to**FISMA & OMB MEMORANDUN M-07-16***

Sincerely,



John Chevedden

November 23, 2015
Date

cc: Mary M. Kleiman <Mary.Kleiman@anthem.com>
Doug Simpson <Douglas.simpson@wellpoint.com>

[ANTM – Rule 14a-8 Proposal, November 22, 2015]
Proposal [4] - Shareholder Proxy Access

RESOLVED: Shareholders ask our board of directors to adopt, and present for shareholder approval, a "proxy access" bylaw as follows:

Require the Company to include in proxy materials prepared for a shareholder meeting at which directors are to be elected the name, Disclosure and Statement (as defined herein) of any person nominated for election to the board by a shareholder or an unrestricted number of shareholders forming a group (the "Nominator") that meets the criteria established below.

Allow shareholders to vote on such nominee on the Company's proxy card.

The number of shareholder-nominated candidates appearing in proxy materials should not exceed one quarter of the directors then serving or two, whichever is greater. This bylaw should supplement existing rights under Company bylaws, providing that a Nominator must:

a) have beneficially owned 3% or more of the Company's outstanding common stock, including recallable loaned stock, continuously for at least three years before submitting the nomination;

b) give the Company, within the time period identified in its bylaws, written notice of the information required by the bylaws and any Securities and Exchange Commission (SEC) rules about (i) the nominee, including consent to being named in proxy materials and to serving as director if elected; and (ii) the Nominator, including proof it owns the required shares (the "Disclosure"); and

c) certify that (i) it will assume liability stemming from any legal or regulatory violation arising out of the Nominator's communications with the Company shareholders, including the Disclosure and Statement; (ii) it will comply with all applicable laws and regulations if it uses soliciting material other than the Company's proxy materials; and (iii) to the best of its knowledge, the required shares were acquired in the ordinary course of business, not to change or influence control at the Company.

The Nominator may submit with the Disclosure a statement not exceeding 500 words in support of the nominee (the "Statement"). The Board should adopt procedures for promptly resolving disputes over whether notice of a nomination was timely, whether the Disclosure and Statement satisfy the bylaw and applicable federal regulations, and the priority given to multiple nominations exceeding the one-quarter limit. No additional restrictions that do not apply to other board nominees should be placed on these nominations or re-nominations.

The Security and Exchange Commission's adotped a universal proxy access Rule 14a-11 that was unfortunately vacated by a 2011 a court decision. Therefore, proxy access rights is being established on a company-by-company basis.

Proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion according to a cost-benefit analysis by the CFA Institute (Chartered Financial Analyst), *Proxy Access in the United States: Revisiting the Proposed SEC Rule*. This shareholder proposal may obtain a high vote at our 2016 annual meeting because Anthem shareholders gave 72%-support to a 2015 shareholder proposal for one-year terms for directors.

Please vote to enhance shareholder value:

Shareholder Proxy Access – Proposal [4]

Notes:
John Chevedden, ***FISMA & OMB MEMORANDUN M-07-16*** sponsors this proposal.

If there is a company response to this proposal that would introduce for discussion enabling governance text – it would be good to include governance text of less than 1000-words in plain English accompanied by an executive summary including a comparison with the Council of Institutional Investors position on this topic.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB MEMORANDUN M-07-16

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, D.C. 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
EIsing@gibsondunn.com

November 25, 2015

VIA OVERNIGHT MAIL

John Chevedden

FISMA & OMB MEMORANDUN M-07-16

Dear Mr. Chevedden:

I am writing on behalf of Anthem, Inc. (the "Company"), which on November 22, 2015 received your shareholder proposal entitled "Shareholder Proxy Access" submitted pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2016 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received proof that you have satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, you must submit sufficient proof of your continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 22, 2015, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 22, 2015; or

(2) if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the required number or amount of Company shares for the one-year period.

If you intend to demonstrate ownership by submitting a written statement from the "record" holder of your shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether your broker or bank is a DTC participant by asking your broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If your broker or bank is a DTC participant, then you need to submit a written statement from your broker or bank verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 22, 2015.

(2) If your broker or bank is not a DTC participant, then you need to submit proof of ownership from the DTC participant through which the shares are held verifying that you continuously held the required number or amount of Company shares for the one-year period preceding and including November 22, 2015. You should be able to find out the identity of the DTC participant by asking your broker or bank. If your broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through your account statements, because the clearing broker identified on your account statements will generally be a DTC participant. If the DTC participant that holds your shares is not able to confirm your individual holdings but is able to confirm the holdings of your broker or bank, then you need to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period preceding and including November 22, 2015, the required number or amount of Company shares were continuously held: (i) one from your

broker or bank confirming your ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to Kathy S. Kiefer, the Company's Vice President, Legal & Corporate Secretary, at 120 Monument Circle, Indianapolis IN 46204. Alternatively, you may transmit any response by facsimile to Ms. Kiefer at (317) 488-6616.

If you have any questions with respect to the foregoing, please contact Ms. Kiefer at (317) 488-6562. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Elizabeth A. Ising

cc: Kathy s. Kiefer, Anthem, Inc.

Enclosures

Personal Investing P.O. Box 770001
Covington, KY 45277-0045



ANTM

Post-it® Fax Note 7671	Date 12-8-15 # of pages ▶
To Kathy Kiefer	From John Chevedden
Co./Dept.	Co.
Phone #	Phone ***FISMA & OMB MEMORANDUN M-07-16***
Fax # 317-488-6616	Fax #

December 8, 2015

John R. Chevedden
Via facsimile to: ***FISMA & OMB MEMORANDUN M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 50 shares of Anthem Inc. (CUSIP: 036752103, trading symbol: ANTM), no fewer than 50 shares of L3 Communications Holdings, Inc. (CUSIP: 502424104, trading symbol: LLL), no fewer than 50 shares of Occidental Petroleum Corporation (CUSIP: 674599105, trading symbol: OXY), no fewer than 100 shares of OGE Energy Corp. (CUSIP: 670837103, trading symbol: OGE), no fewer than 100 shares of the Lowes Companies, Inc. (CUSIP: 548661107, trading symbol: LOW) and no fewer than 50 shares of Edwards Lifesciences (CUSIP: 28176E108, trading symbol: EW) since November 1, 2014.

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W703093-07DEC15

EXHIBIT B

EX-3.2 2 d142613dex32.htm EX-3.2

Exhibit 3.2

BY-LAWS

OF

ANTHEM, INC.

(As Amended February 18, 2016)

ARTICLE I

Meetings of Shareholders

Section 1.1 Annual Meetings. Annual meetings of the shareholders of the Corporation shall be held each year on such date, at such hour and at such place within or without the State of Indiana as shall be designated by the Board of Directors. In the absence of designation, the meeting shall be held at the principal office of the Corporation.

Section 1.2 Special Meetings. Special meetings of the shareholders of the Corporation may be called at any time only by the Board of Directors, the Chair of the Board, the Lead Director, the Chief Executive Officer or the President. The Board of Directors, the Chair of the Board, the Lead Director, the Chief Executive Officer or the President, as the case may be, calling a special meeting of shareholders shall set the date, time and place of such meeting, which may be held within or without the State of Indiana.

Section 1.3 Notices. A written notice, stating the date, time, and place of any meeting of the shareholders, and, in the case of a special meeting, the purpose or purposes for which such meeting is called, shall be delivered, mailed or sent by electronic transmission by the Secretary of the Corporation, to each shareholder of record of the Corporation entitled to notice of or to vote at such meeting no fewer than ten (10) nor more than sixty (60) days before the date of the meeting. Notice of shareholders' meetings, if mailed, shall be mailed, postage prepaid, to each shareholder at his or her address shown in the Corporation's current record of shareholders.

Notice of a meeting of shareholders shall be given to shareholders not entitled to vote, but only if a purpose for the meeting is to vote on any amendment to the Corporation's Articles of Incorporation, merger, or share exchange to which the Corporation would be a party, sale of the Corporation's assets, or dissolution of the Corporation. Except as required by the foregoing sentence or as otherwise required by the Indiana Business Corporation Law or the Corporation's Articles of Incorporation, notice of a meeting of shareholders is required to be given only to shareholders entitled to vote at the meeting.

A shareholder or his or her proxy may at any time waive notice of a meeting if the waiver is in writing and is delivered to the Corporation for inclusion in the minutes or filing with the Corporation's records. A shareholder's attendance at a meeting, whether in person or by proxy, (a) waives objection to lack of notice or defective notice of the meeting, unless the shareholder or his proxy at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, and (b) waives objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless the shareholder or his proxy objects to considering the matter when it is presented. Each shareholder who has, in the manner above provided, waived notice or objection to notice of a shareholders' meeting shall be conclusively presumed to have been given due notice of such meeting, including the purpose or purposes thereof.

If an annual or special shareholders' meeting is adjourned to a different date, time, or place, notice need not be given of the new date, time, or place if the new date, time, or place is announced at the meeting before adjournment, unless a new record date is or must be established for the adjourned meeting.

Section 1.4 Organization.

(a) Meetings of shareholders shall be presided over by the Chair of the Board of Directors, if any, or in his or her absence by the Lead Director, or in his or her absence by the Chief Executive Officer, or in his or her absence by a person designated by the Board of Directors, or in the absence of a person so designated by the Board of Directors, by a chairman chosen at the meeting by the shareholders. The Secretary, or in his or her absence, an Assistant Secretary, or in the absence of the Secretary and all Assistant Secretaries, a person whom the chairman of the meeting shall appoint, shall act as Secretary of the meeting and keep a record of the proceedings thereof.

(b) The Board of Directors shall be entitled to make such rules or regulations for the conduct of meetings of shareholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board of Directors, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate or convenient for the proper conduct of the meeting, including, without limitation, establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in the meeting to shareholders of record of the Corporation, their duly authorized and constituted proxies and such other persons as the chairman of the meeting shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting and matters which are to be voted on by ballot.

Section 1.5 Business of Shareholder Meetings. At each annual meeting, the shareholders shall elect the Directors and shall conduct only such other business as shall have been properly brought before the meeting. To be properly brought before an annual meeting, all business, including nominations of candidates for and the election of Directors, must be (a) specified in the notice of the meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, (c) otherwise properly brought before the meeting by a shareholder of the Corporation who (i) was a shareholder of record at the time of giving the notice provided for in this Section 1.5 or in Section 1.6 of these By-Laws, as applicable, (ii) is entitled to vote at the meeting, and (iii) complied with the procedures set forth in this Section 1.5 or in Section 1.6 of these By-Laws, as applicable, or (d) otherwise properly brought before the meeting by an Eligible Shareholder (as defined in Section 1.16 of these By-Laws) whose Shareholder Nominee (as defined in Section 1.16 of these By-Laws) is included in the Corporation's proxy materials for the relevant annual meeting. For the avoidance of doubt, the foregoing clauses (c) and (d) shall be the exclusive means for a shareholder to make Director nominations, and the foregoing clause (c) shall be the exclusive means for a shareholder to propose other business (other than a proposal included in the Corporation's proxy materials pursuant to and in compliance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), at an annual meeting of shareholders.

For business other than nominations of candidates for and the election of Directors to be properly brought before an annual meeting by a shareholder pursuant to clause (c) of the preceding paragraph, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation at the principal executive office of the Corporation. To be timely, a shareholder's notice shall be delivered by the close of business not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, or if no annual meeting was held in the preceding year, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined herein) of the date of such meeting is first made.

Such shareholder's notice shall set forth as to each matter the shareholder proposes to bring before the annual meeting (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting and any material interest in such business of such shareholder and any Shareholder Associated Person (as defined below) covered by clause (b)(iii) below or on whose behalf the proposal is made; (b) as to the shareholder giving the notice and any Shareholder Associated Person covered by clause (b)(iii) below or on whose behalf the proposal is made (i) the name and address of such shareholder, as they appear on the Corporation's books, and the name and address of any Shareholder Associated Person, (ii) the class and number of shares of the Corporation which are owned beneficially or of record by such shareholder and by any Shareholder Associated Person as of the date such notice is given, (iii) any derivative positions held or beneficially held by the shareholder and by any Shareholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to the Corporation's securities, and (iv) a representation that such shareholder intends to appear in person or by proxy at the meeting to propose such business; (c) in the event that such business includes a proposal to amend either the Articles of Incorporation or the By-Laws of the Corporation, the language of the proposed amendment; and (d) if the shareholder intends to solicit proxies in support of such shareholder's proposal, a representation to that effect.

Notwithstanding anything in these By-Laws to the contrary and not including nominations of candidates for and the election of Directors, which are governed by Section 1.6 or Section 1.16 of these By-Laws, as applicable, no business shall be conducted at any annual meeting except in accordance with this Section 1.5, and the Chair of the Board or other person presiding at an annual meeting of shareholders may refuse to permit any business to be brought before an annual meeting without compliance with the foregoing procedures or if the shareholder solicits proxies in support of such shareholder's proposal without such shareholder having made the representation required by clause (d) of the preceding paragraph of this Section 1.5. If a shareholder does not appear or send a qualified representative to present his or her proposal at such annual meeting, the Corporation need not present such proposal for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

For the purposes of this Section 1.5, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act. "Shareholder Associated Person" of any shareholder means (i) any person controlling, directly or indirectly, or acting in concert with, such shareholder, (ii) any beneficial owner of shares of stock of the Corporation owned of record or beneficially by such shareholder and (iii) any person controlling, controlled by or under common control with such Shareholder Associated Person.

Notwithstanding the foregoing provisions of this Section 1.5, a shareholder seeking to include a proposal in a proxy statement that has been prepared by the Corporation to solicit proxies for an annual meeting shall comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this Section 1.5.

In no event shall the adjournment, recess, or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above.

Section 1.6 Notice of Shareholder Nominations. Nominations of persons for election as Directors must be made by or at the direction of the Board of Directors or in accordance with the procedures set forth in this Section 1.6 or in Section 1.16 of these By-Laws. For nominations of candidates for election to the Board of Directors to be properly brought before an annual meeting by a shareholder pursuant to clause (c) of the first paragraph of Section 1.5 of these By-Laws, timely written notice of such shareholder's intent to make such nomination must be given to the Secretary of the Corporation at the principal executive office of the Corporation in accordance with the procedures for bringing nominations before an annual meeting set forth in this Section 1.6. To be timely, a shareholder's notice shall be delivered (a) with respect to an election to be held at an annual meeting of shareholders by the close of business not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, or if no annual meeting was held in the preceding year, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement (as defined in Section 1.5 of these By-Laws) is first made of the date of such meeting, and (b) with respect to an election to be held at a special meeting of shareholders, not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees to be elected at such meeting.

Such shareholder's notice shall set forth: (a) the name and address of the shareholder who intends to make the nomination as they appear on the Corporation's books, the person or persons to be nominated and the name and address of any Shareholder Associated Person (as defined in Section 1.5 of these By-Laws) covered by clause (c) below or on whose behalf the nomination is made; (b) a representation that the shareholder is a holder of record of stock of the Corporation entitled to vote at such meeting in such election and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (c) (i) the class and number of shares of the Corporation which are owned beneficially or of record by such shareholder and by any Shareholder Associated Person as of the date such notice is given and (ii) any derivative positions held or beneficially held by the shareholder and by any Shareholder Associated Person and whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of, or any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares) has been made, the effect or intent of which is to mitigate loss to or manage risk or benefit of share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to the Corporation's securities, (d) a description of all arrangements or understandings between or among the shareholder, any Shareholder Associated Person, each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (e) such other information regarding each nominee proposed by such shareholder as would have been required to be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Exchange Act and the rules thereunder; (f) the consent of each nominee to serve as a Director if so elected; and (g) if the shareholder intends to solicit proxies in support of such shareholder's nominee(s), a representation to that effect. The Corporation may require any person or persons to be nominated to furnish such other information as it may reasonably require to determine the eligibility of such person or persons to serve as a Director of the Corporation.

The chairman of any meeting of shareholders to elect Directors and the Board of Directors may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure or if the shareholder solicits proxies in support of such shareholder's nominee(s) without such shareholder having made the representation required by clause (g) of the preceding paragraph. If a shareholder does not appear or send a qualified representative to present his or her nomination at such meeting, the Corporation need not present such nomination for a vote at such meeting, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

Notwithstanding anything in this Section 1.6 to the contrary, in the event that the number of Directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased and there is no public announcement naming all of the nominees for Directors or specifying the size of the increased Board of Directors made by the Corporation at least 90 days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this Section 1.6 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered not later than the close of business on the 10th day following the day on which such public announcement is first made of the date of such meeting. In no event shall the adjournment, recess, or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above.

Section 1.7 Voting. Except as otherwise provided by the Indiana Business Corporation Law or the Corporation's Articles of Incorporation, each share of Common Stock of the Corporation that is outstanding at the record date established for any annual or special meeting of shareholders and is outstanding at the time of and represented in person or by proxy at the annual or special meeting, shall entitle the record holder thereof, or his proxy, to one (1) vote on each matter voted on at the meeting.

Section 1.8 Quorum. Unless the Indiana Business Corporation Law provides otherwise, at all meetings of shareholders, twenty-five percent (25%) of the votes entitled to be cast on a matter, represented in person or by proxy, constitutes a quorum for action on the matter. Action may be taken at a shareholders' meeting only on matters with respect to which a quorum exists; provided, however, that any meeting of shareholders, including annual and special meetings and any adjournments thereof, may be adjourned to a later date although less than a quorum is present. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or must be set for that adjourned meeting.

Section 1.9 Vote Required To Take Action. If a quorum exists as to a matter to be considered at a meeting of shareholders, action on such matter (other than the election of Directors) is approved if the votes properly cast favoring the action exceed the votes properly cast opposing the action, except as the Corporation's Articles of Incorporation or the Indiana Business Corporation Law require a greater number of affirmative votes. The standard for the election of Directors by the Corporation's shareholders is set forth in the Corporation's Articles of Incorporation. Any nominee for Director who is an incumbent Director and who does not receive a majority of the votes cast (as defined in the Corporation's Articles of Incorporation) shall immediately tender his or her resignation to the Board of Directors, if not previously tendered in connection with his or her election. The Governance Committee will then make a recommendation to the Board on whether to accept the tendered resignation or to take other action.

Section 1.10 Record Date. Only such persons shall be entitled to notice of or to vote, in person or by proxy, at any shareholders' meeting as shall appear as shareholders upon the books of the Corporation as of such record date as the Board of Directors shall determine, which date may not be earlier than the date seventy (70) days immediately preceding the meeting. In the absence of such determination, the record date shall be the fiftieth (50th) day immediately preceding the date of such meeting. Unless otherwise provided by the Board of Directors, shareholders shall be determined as of the close of business on the record date.

Section 1.11 Proxies. A shareholder may vote his or her shares either in person or by proxy. A shareholder may authorize a person or persons to act for the shareholder as proxy (including authorizing the person to receive, or to waive, notice of any shareholders' meeting within the effective period of such proxy) by executing a writing, transmitting or authorizing the transmission of an electronic submission or in any manner permitted by law. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes and is effective for eleven (11) months unless a longer period is expressly provided in the appointment. The proxy's authority may be limited to a particular meeting or may be general and authorize the proxy to represent the shareholder at any meeting of shareholders held within the time provided in the appointment. Subject to the Indiana Business Corporation Law and to any express limitation on the proxy's authority contained in the writing or electronic submission, the Corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

Section 1.12 Record Ownership. The Corporation shall be entitled to treat the holder of any share or shares of stock of the Corporation, as recorded on the stock record or transfer books of the Corporation, as the holder of record and as the holder and owner in fact thereof and, accordingly, shall not be required to recognize any equitable or other claim to or interest in such share(s) on the part of any other person, firm, partnership, corporation or association, whether or not the Corporation shall have express or other notice thereof, save as is otherwise expressly required by law, and the term "shareholder" as used in these By-Laws means one who is a holder of record of shares of the Corporation.

Section 1.13 Removal of Directors. Any or all of the members of the Board of Directors may be removed only at a meeting of the shareholders or Directors called expressly for that purpose. Removal by the shareholders requires an affirmative vote of a majority of the outstanding shares. Removal by the Board of Directors requires an affirmative vote of both (a) a majority of the entire number of Directors at the time, and (b) a majority of the entire number of Directors who then qualify as Continuing Directors (as such term is defined in the Corporation's Articles of Incorporation).

Section 1.14 Written Consents. Any action required or permitted to be taken at a shareholders' meeting may be taken without a meeting if the action is taken by all the shareholders entitled to vote on the action. The action must be evidenced by one (1) or more written consents, in one or more counterparts, describing the action taken, signed by all the shareholders entitled to vote on the action, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records reflecting the action taken. Action taken under this Section 1.14 is effective when the last shareholder signs the consent, unless the consent specifies a different prior or subsequent effective date, in which case the action is effective on or as of the specified date. Executed consents returned to the Corporation by facsimile transmission may be relied upon as, and shall have the same effect as, originals of such consents. A consent signed under this Section 1.14 shall have the same effect as a unanimous vote of all shareholders and may be described as such in any document.

Section 1.15 Participation Other Than in Person. The Chair of the Board, the Lead Director or the Board of Directors may permit any or all shareholders to participate in an annual or special meeting of shareholders by, or through the use of, any means of communication, such as conference telephone, by which all shareholders participating may simultaneously hear each other during the meeting. A shareholder participating in a meeting by such means shall be deemed to be present in person at the meeting.

Section 1.16 Proxy Access for Director Nominations.

(a) Subject to the terms and conditions of these By-Laws, in connection with an annual meeting of shareholders at which Directors are to be elected, the Corporation will include in its proxy statement and on its form of proxy the name of a nominee for election to the Board submitted pursuant to this Section 1.16 (a "Shareholder Nominee"), and will include in its proxy statement the "Required Information" (as defined below), if: (i) the Shareholder Nominee satisfies the eligibility requirements in this Section 1.16, (ii) the Shareholder Nominee is identified in a timely notice (the "Shareholder Notice") that satisfies this Section 1.16 and is delivered by a shareholder that qualifies as, or is acting on behalf of, an Eligible Shareholder (as defined below), (iii) the Eligible Shareholder expressly elects at the time of the delivery of the Shareholder Notice to have the Shareholder Nominee included in the Corporation's proxy materials, and (iv) the additional requirements set forth in these By-Laws are met.

(b) To qualify as an "Eligible Shareholder," a shareholder or a group as described in this Section 1.16(b) must (i) Own and have Owned (as defined below) continuously for at least three (3) years as of the date of the Shareholder Notice, a number of shares (as adjusted to account for any stock dividend, stock split, subdivision, combination, reclassification or recapitalization of Common Stock) that represents at least three percent (3%) of the Common Stock as of the date of the Shareholder Notice (the "Required Shares"), and (ii) thereafter continue to Own the Required Shares through the record date of such annual meeting of shareholders. For purposes of satisfying the ownership requirements of this Section 1.16(b), a group of no more than twenty (20) shareholders and/or beneficial owners may aggregate the number of shares of Common Stock that each group member has Owned continuously for at least three (3) years as of the date of the Shareholder Notice. No shares may be attributed to more than one (1) Eligible Shareholder, and no shareholder or beneficial owner, alone or together with any of its affiliates, may individually or as a member of a group qualify as or constitute more than one (1) Eligible Shareholder under this Section 1.16. A group of any two (2) or more funds that are under common management and investment control shall be treated as one (1) shareholder or beneficial owner. Whenever an Eligible Shareholder consists of a group of shareholders and/or beneficial owners, any and all requirements and obligations for an Eligible Shareholder set forth in this Section 1.16 must be satisfied by and as to each such shareholder or beneficial owner, except that shares may be aggregated as specified in this Section 1.16(b) and except as otherwise provided in this Section 1.16. For purposes of this Section 1.16, the term "affiliate" or "affiliates" shall have the meanings ascribed thereto under the rules and regulations promulgated under the Exchange Act.

(c) For purposes of this Section 1.16:

(i) A shareholder or beneficial owner shall be deemed to "Own" only those outstanding shares of Common Stock as to which such person possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses

(A) and (B) shall not include any shares (1) sold by such person or any of its affiliates in any transaction that has not been settled or closed, (2) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of Common Stock, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such person's or its affiliates' full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such person or its affiliate. The terms "Owned," "Owning" and other variations of the word "Own," when used with respect to a shareholder or beneficial owner, shall have correlative meanings.

(ii) A shareholder or beneficial owner shall "Own" shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of Directors and possesses the full economic interest in the shares. The person's Ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the person.

(iii) A shareholder or beneficial owner's Ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that the person has the power to recall such loaned shares.

(d) For purposes of this Section 1.16, the "Required Information" that the Corporation will include in its proxy statement is:

(i) the information set forth in the Schedule 14N provided with the Shareholder Notice concerning each Shareholder Nominee and the Eligible Shareholder that is required to be disclosed in the Corporation's proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and

(ii) if the Eligible Shareholder so elects, a written statement of the Eligible Shareholder (or, in the case of a group, a written statement of the group), not to exceed five hundred (500) words, in support of each Shareholder Nominee, which must be provided at the same time as the Shareholder Notice for inclusion in the Corporation's proxy statement for the annual meeting (the "Statement").

Notwithstanding anything to the contrary contained in this Section 1.16, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard. Nothing in this Section 1.16 shall limit the Corporation's ability to solicit against and include in its proxy materials its own statements relating to any Eligible Shareholder or Shareholder Nominee.

(e) The Shareholder Notice shall set forth all information, representations and agreements required under Section 1.6 above, with respect to the shareholder, any Eligible Shareholder (including, in the case of a group, each shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) and any person controlling, controlled by or under common control with, or acting in concert with any of the foregoing, to the extent applicable. In addition, such Shareholder Notice shall include:

(i) a copy of the Schedule 14N that has been or concurrently is filed with the SEC under the Exchange Act,

(ii) a statement of the Eligible Shareholder (and in the case of a group, the written agreement of each shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder), which statement(s) shall also be included in the Schedule 14N filed with the SEC: (A) setting forth and certifying to the number of shares of Common Stock the Eligible Shareholder Owns and has Owned (as defined in Section 1.16(c) of these By-Laws) continuously for at least three (3) years as of the date of the Shareholder Notice and (B) agreeing to continue to Own such shares through the record date for the annual meeting,

(iii) the written agreement of the Eligible Shareholder (and in the case of a group, the written agreement of each shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) addressed to the Corporation, setting forth the following additional agreements, representations, and warranties:

(A) it acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have any such intent, and

(B) it will (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the shareholders of the Corporation or out of the information that the Eligible Shareholder provided to the Corporation, (2) indemnify and hold harmless the Corporation and each of its Directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, formal or informal, against the Corporation or any of its Directors, officers or employees arising out of the nomination process pursuant to this Section 1.16, (3) comply with all laws, rules, regulations and listing standards applicable to any solicitation in connection with the annual meeting, (4) file all materials described below in Section 1.16(g)(iii) with the SEC, regardless of whether any such filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for such materials under Exchange Act Regulation 14A, and (5) at the request of the Corporation, promptly, but in any event within five (5) business days after such request, provide to the Corporation all completed and signed questionnaires required of the Corporation's Directors and such additional information as reasonably requested by the Corporation to determine if the Eligible Shareholder and each Shareholder Nominee satisfies the requirements of this Section 1.16, and

(iv) in the case of a nomination by a group, the designation by all group members of one (1) group member that is authorized to act on behalf of all members of the group with respect to the nomination and matters related thereto, including withdrawal of the nomination.

(f) To be timely under this Section 1.16, the Shareholder Notice must be delivered by the close of business by a shareholder to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred fifty (150) days prior to the first anniversary of the date (as stated in the Corporation's proxy materials) the definitive proxy statement was first sent to shareholders in connection with the preceding year's annual meeting of shareholders; provided, however, that in the event the annual meeting is advanced by more than thirty (30) days or delayed by more than sixty (60) days from the anniversary of the previous year's annual meeting date, or if no annual meeting was held in the preceding year, the Shareholder Notice, to be timely, must be so delivered not earlier than the close of business on the one hundred fiftieth (150th) day prior to such annual meeting and not later than the close of business on the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement (as defined in Section 1.5 of these By-Laws) of the date of such meeting is first made by the Corporation. In no event shall an adjournment, recess, or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of the Shareholder Notice as described above.

(g) An Eligible Shareholder must:

(i) within five (5) business days after the date of the Shareholder Notice, provide to the Corporation one (1) or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three (3)-year holding period, specifying the number of shares that the Eligible Shareholder Owns, and has Owned continuously in compliance with this Section 1.16,

(ii) include in the Schedule 14N filed with the SEC a statement by the Eligible Shareholder (and in the case of a group, by each shareholder or beneficial owner whose shares are aggregated for purposes of constituting an Eligible Shareholder) certifying (A) the number of shares of Common Stock that it Owns and has Owned continuously for at least three (3) years as of the date of the Shareholder Notice, and (B) that it Owns and has Owned such shares within the meaning of Section 1.16,

(iii) file with the SEC any solicitation or other communication by or on behalf of the Eligible Shareholder relating to the Corporation's annual meeting of shareholders, one (1) or more of the Corporation's Directors or Director nominees or any Shareholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A, and

(iv) in the case of any group, within five (5) business days after the date of the Shareholder Notice, provide to the Corporation documentation demonstrating that the number of shareholders and/or beneficial owners within such group does not exceed twenty (20), including whether a group of funds qualifies as one (1) shareholder or beneficial owner within the meaning of Section 1.16(b).

The information provided pursuant to this Section 1.16(g) shall be deemed part of the Shareholder Notice for purposes of this Section 1.16.

(h) Within the time period for delivery of the Shareholder Notice, a written representation and agreement of each Shareholder Nominee shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation, which shall be signed by each Shareholder Nominee and shall represent and agree that such Shareholder Nominee:

(i) consents to being named in the Corporation's proxy statement and form of proxy as a nominee and to serving as a Director if elected,

(ii) is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Shareholder Nominee, if elected as a Director, will act or vote on any issue or question that has not been disclosed to the Corporation,

(iii) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with service or action as a Director that has not been disclosed to the Corporation, and

(iv) if elected as a Director, will comply with all of the Corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to Directors.

(i) In the event that any information or communications provided by the Eligible Shareholder or any Shareholder Nominees to the Corporation or its shareholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), such Eligible Shareholder or Shareholder Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation's right to omit a Shareholder Nominee from its proxy materials as provided in this Section 1.16.

(j) Notwithstanding anything to the contrary contained in this Section 1.16, the Corporation may omit from its proxy materials any Shareholder Nominee, and such nomination shall be disregarded and no vote on such Shareholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(i) the Eligible Shareholder or Shareholder Nominee breaches any of its respective agreements, representations, or warranties set forth in the Shareholder Notice (or otherwise submitted pursuant to this Section 1.16) or if any of the information in the Shareholder Notice (or otherwise submitted pursuant to this Section 1.16) was not, when provided, true, correct and complete, or the Eligible Shareholder or applicable Shareholder Nominee otherwise fails to comply with its obligations pursuant to these By-Laws, including, but not limited to, its obligations under this Section 1.16,

(ii) the Shareholder Nominee is not independent under any applicable listing standards, any applicable rules of the SEC, and any publicly disclosed standards used by the Board of Directors in determining and disclosing the independence of the Corporation's Directors, or

(iii) the election of the Shareholder Nominee to the Board of Directors would cause the Corporation to violate the Corporation's Articles of Incorporation, these By-Laws or any applicable law, rule, regulation or listing standard.

(k) The maximum number of Shareholder Nominees submitted by all Eligible Shareholders that may be included in the Corporation's proxy materials pursuant to this Section 1.16, shall not exceed the Permitted Number. The "Permitted Number" is the greater of (i) two (2) or (ii) twenty percent (20%) of the number of Directors in office as of the last day on which a Shareholder Notice may be delivered pursuant to this Section 1.16 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number (rounding down) below twenty percent (20%), minus the number of Directors in office on such date who were elected to the Board as Shareholder Nominees and whose terms extend past the applicable annual meeting. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this Section 1.16 exceeds the Permitted Number, the Shareholder Nominees to be included in the Corporation's proxy materials shall be determined in accordance with the following provisions: each Eligible Shareholder will select one (1) Shareholder Nominee for inclusion in the Corporation's proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of the Corporation each Eligible Shareholder disclosed as Owned in its respective Shareholder Notice submitted to the

Corporation. If the Permitted Number is not reached after each Eligible Shareholder has selected one (1) Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached. Following such determination, no other nominee or nominees shall be included in the Corporation's proxy materials or otherwise submitted for election as a Director at the applicable annual meeting in substitution for such Shareholder Nominee(s).

(l) Notwithstanding the foregoing provisions of this Section 1.16, unless otherwise required by law or otherwise determined by the chairman of the annual meeting or the Board of Directors, if the shareholder delivering the Shareholder Notice does not appear or send a qualified representative to present its Shareholder Nominee or Shareholder Nominees at the annual meeting, such nomination or nominations shall be disregarded, notwithstanding that proxies in respect of the election of the Shareholder Nominee or Shareholder Nominees may have been received by the Corporation. This Section 1.16 shall be the exclusive method for shareholders to include nominees for Director election in the Corporation's proxy materials.

ARTICLE II

Directors

Section 2.1 Number and Terms. The business and affairs of the Corporation shall be managed under the direction of a Board of Directors consisting of at least five (5) Directors, but not more than nineteen (19) Directors, with the actual number of Directors being fixed from time to time by resolution of the Board of Directors. The Directors shall be divided into three (3) groups, with each group consisting of one-third (1/3) of the total Directors, as near as may be, and at each annual meeting of shareholders, the Directors chosen to succeed those whose terms then expire shall be identified as being of the same group as the Directors they succeed and shall be elected for a term expiring at the third succeeding annual meeting of shareholders.

Despite the expiration of a Director's term, the Director shall continue to serve until his or her successor is elected and qualified, or until the earlier of his or her death, resignation, disqualification or removal, or until there is a decrease in the number of Directors. Any vacancy occurring in the Board of Directors, from whatever cause arising, shall be filled by selection of a successor by a majority vote of the remaining members (although less than a quorum) of the Board of Directors who then qualify as Continuing Directors (as such term is defined in the Corporation's Articles of Incorporation); provided, however, that if such vacancy or vacancies leave the Board of Directors with no members who then qualify as Continuing Directors or if the remaining members of the Board who then qualify as Continuing Directors are unable to agree upon a successor or determine not to select a successor, such vacancy may be filled by a vote of the shareholders at a special meeting called for that purpose or at the next annual meeting of shareholders. The term of a Director elected or selected to fill a vacancy shall expire at the end of the term for which such Director's predecessor was elected, or if the vacancy arises because of an increase in the size of the Board of Directors, at the end of the term specified at the time of election or selection.

Effective July 29, 2009, the number, groups and terms of directors shall not be governed by Indiana Code Section 23-1-33-6(c).

The Directors and each of them shall have no authority to bind the Corporation except when acting as a Board.

Section 2.2 Quorum and Vote Required To Take Action. A majority of the whole Board of Directors shall be necessary to constitute a quorum for the transaction of any business, except the filling of vacancies. If a quorum is present when a vote is taken, the affirmative vote of a majority of the Directors present shall be the act of the Board of Directors, unless the act of a greater number is required by the Indiana Business Corporation Law, the Corporation's Articles of Incorporation or these By-Laws.

Section 2.3 Annual and Regular Meetings. The Board of Directors shall meet annually, without notice, immediately following the annual meeting of the shareholders, for the purpose of transacting such business as properly may come before the meeting. Other regular meetings of the Board of Directors, in addition to said annual meeting, shall be held on such dates, at such times and at such places as shall be fixed by resolution adopted by the Board of Directors and specified in a notice of each such regular meeting, or otherwise communicated to the Directors. The Board of Directors may at any time alter the date for the next regular meeting of the Board of Directors.

Section 2.4 Special Meetings; Waivers. Special meetings of the Board of Directors may be called by the Chair of the Board, the Lead Director, the Chief Executive Officer or by one quarter (1/4) of the whole authorized number of Directors, upon not less than twenty-four (24) hours' notice given to each Director of the date, time, and place of the meeting, which notice need not specify the purpose or purposes of the special meeting. Such notice may be communicated in person (either in writing or orally), by telephone, telegraph, teletype, electronic transmission or a form of wire or wireless communication, or by mail, and shall be effective at the earlier of the time of its receipt or, if mailed, three (3) days after its mailing. Notice of any meeting of the Board may be waived in writing at any time if the waiver is signed by the Director entitled to the notice and is filed with the minutes or corporate records. A Director's attendance at or participation in a meeting waives any required notice to the Director of the meeting, unless the Director at the beginning of the meeting (or promptly upon the Director's arrival) objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

Section 2.5 Written Consents. Any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if the action is taken by all members of the Board. The action must be evidenced by one (1) or more written consents, in one or more counterparts, describing the action taken, signed by each Director, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken under this Section 2.5 is effective when the last Director signs the consent, unless the consent specifies a different prior or subsequent effective date, in which case the action is effective on or as of the specified date. Executed consents returned to the Corporation by facsimile transmission may be relied upon as, and shall have the same effect as, originals of such consents. A consent signed under this Section 2.5 shall have the same effect as a unanimous vote of all members of the Board and may be described as such in any document.

Section 2.6 Participation Other Than in Person. The Board of Directors may permit any or all Directors to participate in a regular or special meeting by, or through the use of, any means of communication, such as conference telephone, by which all Directors participating may simultaneously, hear each other during the meeting. A Director participating in a meeting by such means shall be deemed to be present in person at the meeting.

Section 2.7 Executive Committee. The Board of Directors may appoint three (3) or more members to an Executive Committee. The duties of the Executive Committee shall, subject to the restrictions of Section 2.12 hereof, be to exercise the authority of the full Board of Directors at any times other than during regular or special meetings of the Board of Directors.

Section 2.8 Compensation Committee. The Board of Directors may appoint three (3) or more members to a Compensation Committee. The duties of the Compensation Committee shall include assisting the Board in discharging its responsibilities relating to the establishment of the compensation philosophy and the setting of the compensation of the Corporation's officers.

Section 2.9 Audit Committee. The Board of Directors may appoint three (3) or more members to an Audit Committee. The duties of the Audit Committee shall include representing and assisting the Board in overseeing (a) the Corporation's accounting and financial reporting practices and policies and internal control over financial reporting, (b) the integrity of the Corporation's financial statements and the independent audit thereof, (c) the Corporation's compliance with legal and regulatory requirements, (d) the performance of the Corporation's internal audit and compliance function and independent auditors, (e) the independent auditors' qualifications and independence, and (f) the Board's process for overseeing the Company's exposure to major risks.

Section 2.10 Governance Committee. The Board of Directors may appoint three (3) or more members to a Governance Committee. The duties of the Governance Committee shall include assisting the Board in discharging its responsibilities relating to Board composition, corporate governance and the setting of the compensation of the non-employee members of the Board of Directors.

Section 2.11 Other Committees. The Board of Directors may create one (1) or more committees in addition to any Executive Committee, Compensation Committee, Audit Committee or Governance Committee and appoint members of the Board of Directors to serve on them, by resolution of the Board of Directors adopted by a majority of all the Directors in office when the resolution is adopted. The committee may exercise the authority of the Board of Directors to the extent specified in the resolution. Each committee may have one (1) or more members, and all the members of such committee shall serve at the pleasure of the Board of Directors.

Section 2.12 Limitations on Committees; Notice, Quorum and Voting.

(a) Neither the Executive Committee, Compensation Committee, Audit Committee, Governance Committee nor any other committee hereafter established may:

(1) authorize dividends or other distributions, except a committee may authorize or approve a reacquisition of shares, dividends or other distribution if done according to a formula or method, or within a range, prescribed by the Board of Directors;

(2) approve or propose to shareholders action that is required to be approved by shareholders;

(3) fill vacancies on the Board of Directors or on any of its committees;

(4) except as permitted under Section 2.12(a)(7) below, amend the Corporation's Articles of Incorporation under Ind. Code 23-1-38-2;

(5) adopt, amend, repeal, or waive provisions of these By-Laws;

(6) approve a plan of merger not requiring shareholder approval; or

(7) authorize or approve the issuance or sale or a contract for sale of shares, or determine the designation and relative rights, preferences, and limitations of a class or series of shares, except the Board of Directors may authorize a committee (or an executive officer of the Corporation designated by the Board of Directors) to take the action described in this Section 2.12(a)(7) within limits prescribed by the Board of Directors.

(b) Except to the extent inconsistent with the resolutions creating a committee, Sections 2.1 through 2.6 of these By-Laws, which govern meetings, action without meetings, notice and waiver of notice, quorum and voting requirements and participation in meetings of the Board of Directors other than in person, apply to each committee and its members as well.

Section 2.13 Chair of the Board and Lead Director.

(a) Chair of the Board. The Chair of the Board shall, if present, preside at all meetings of the shareholders and the Board of Directors and shall have such powers and perform such duties as are assigned to him or her by the Board of Directors. The Chair of the Board shall be elected by the Board of Directors and shall be a member of the Board of Directors.

(b) Lead Director. The Lead Director, if any, shall, if present, preside at the meetings of the shareholders and the Board of Directors in the absence of the Chair of the Board. The Lead Director, if any, shall be an independent Director and shall be elected annually by a vote of the independent Directors.

ARTICLE III

Officers

Section 3.1 Designation, Selection and Terms. The officers of the Corporation shall consist of the Chief Executive Officer, the President, the Chief Financial Officer, the Chief

Accounting Officer, and the Secretary. The Board of Directors may also elect Executive Vice Presidents, Vice Presidents, a Treasurer, a Controller, Assistant Secretaries and Assistant Treasurers, and such other officers or assistant officers as it may from time to time determine by resolution creating the office and defining the duties thereof. In addition, the Chief Executive Officer or the President may, by a certificate of appointment creating the office and defining the duties and term thereof delivered to the Secretary for inclusion with the corporate records, from time to time create and appoint such assistant officers as they deem desirable. The officers of the Corporation shall be elected by the Board of Directors (or appointed by the Chief Executive Officer or the President as provided above) and need not be selected from among the members of the Board of Directors. The Chief Executive Officer may be a member of the Board of Directors. Any two (2) or more offices may be held by the same person. All officers shall serve at the pleasure of the Board of Directors and, with respect to officers appointed by the Chief Executive Officer or the President, also at the pleasure of such officers. The election or appointment of an officer does not itself create contract rights.

Section 3.2 Removal; Vacancies. The Board of Directors may remove any officer at any time with or without cause. An officer appointed by the Chief Executive Officer or the President may also be removed at any time, with or without cause, by any of such officers. Vacancies in such offices, however occurring, may be filled by the Board of Directors at any meeting of the Board of Directors (or by appointment by the Chief Executive Officer or the President, to the extent provided in Section 3.1 of these By-Laws).

Section 3.3 Chief Executive Officer. The Chief Executive Officer shall be the chief executive and principal policymaking officer of the Corporation. Subject to the authority of the Board of Directors, he or she shall formulate the major policies to be pursued in the administration of the Corporation's affairs. He or she shall study and make reports and recommendations to the Board of Directors with respect to major activities of the Corporation and shall see that the established policies are placed into effect and carried out. In the absence of the Chair of the Board and the Lead Director, if any, the Chief Executive Officer shall preside at meetings of the shareholders and, if a Director, at meetings of the Board of Directors.

Section 3.4 President. Subject to the provisions of Sections 3.3, the President shall exercise the powers and perform the duties which ordinarily appertain to such office and shall manage and operate the business and affairs of the Corporation in conformity with the policies established by the Board of Directors and the Chief Executive Officer, or as may be provided for in these By-Laws. In connection with the performance of his or her duties, he or she shall keep the Chair of the Board, the Lead Director and the Chief Executive Officer fully informed as to all phases of the Corporation's activities. In the absence of the Chair of the Board, the Lead Director and the Chief Executive Officer, the President shall preside at meetings of the shareholders and, if a Director, at meetings of the Board of Directors.

Section 3.5 Chief Financial Officer. The Chief Financial Officer shall be the chief financial officer of the Corporation and shall perform all of the duties customary to that office. He or she shall be responsible for all of the Corporation's financial affairs, subject to the supervision and direction of the Chief Executive Officer, and shall have and perform such further powers and duties as the Board of Directors may, from time to time, prescribe and as the Chief Executive Officer may, from time to time, delegate to him or her.

Section 3.6 Executive Vice President. Each Executive Vice President, if any, shall have such powers and perform such duties as the Board of Directors may, from time to time, prescribe and as the Chief Executive Officer or the President may, from time to time, delegate to him or her.

Section 3.7 Chief Accounting Officer. The Chief Accounting Officer shall perform all of the duties customary to that office, shall be the chief accounting officer of the Corporation and shall be responsible for maintaining the Corporation's accounting books and records and preparing its financial statements, subject to the supervision and direction of the Chief Financial Officer and other superior officers within the Corporation. He or she shall also be responsible for causing the Corporation to furnish financial statements to its shareholders pursuant to Ind. Code 23-1-53-1.

Section 3.8 Secretary. The Secretary shall be the custodian of the books, papers, and records of the Corporation and of its corporate seal, if any, and shall be responsible for seeing that the Corporation maintains the records required by Ind. Code 23-1-52-1 (other than accounting records) and that the Corporation files with the Indiana Secretary of State the biennial report required by Ind. Code 23-1-53-3. The Secretary shall be responsible for preparing minutes of the meetings of the shareholders and of the Board of Directors and for authenticating records of the Corporation, and he or she shall perform all of the other duties usual in the office of Secretary of a corporation.

Section 3.9 Vice Presidents. Each Vice President, if any, shall have such powers and perform such duties as the Board of Directors may, from time to time, prescribe and as the Chief Executive Officer, the President or other superior officers within the Corporation may, from time to time, delegate to him or her.

Section 3.10 Treasurer. The Treasurer, if any, shall be responsible for the treasury functions of the Corporation, subject to the supervision of the Chief Financial Officer.

Section 3.11 Controller. The Controller, if any, shall perform all of the duties customary to that office, subject to the supervision and direction of the Chief Financial Officer or other superior officers within the Corporation.

Section 3.12 Salary. The Compensation Committee may, at its discretion, from time to time, fix the salary of any executive officer.

ARTICLE IV

Checks

All checks, drafts, or other orders for payment of money shall be signed in the name of the Corporation by such officers or persons as shall be designated from time to time by resolution adopted by the Board of Directors and included in the minute book of the Corporation; and in the absence of such designation, such checks, drafts, or other orders for payment shall be signed by the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer.

ARTICLE V

Loans

Such of the officers of the Corporation as shall be designated from time to time by resolution adopted by the Board of Directors and included in the minute book of the Corporation, and in the absence of such designation and subject to such limitations as the Board of Directors may fix, the Chief Executive Officer, the President and the Chief Financial Officer, shall have the power, with such limitations thereon as may be fixed by the Board of Directors, to borrow money on the Corporation's behalf, to establish credit, to discount bills and papers, to pledge collateral, and to execute such notes, bonds, debentures, or other evidences of indebtedness, and such mortgages, trust indentures, and other instruments in connection therewith, as may be authorized from time to time by such Board of Directors.

ARTICLE VI

Execution of Documents

The Chief Executive Officer, the President or any other officer authorized by the Board of Directors may, in the Corporation's name, acting singly, sign all deeds, leases, contracts, or similar documents unless otherwise directed by the Board of Directors or otherwise provided herein or in the Corporation's Articles of Incorporation, or as otherwise required by law. Only one signature is required, unless otherwise provided by a resolution of the Board of Directors.

ARTICLE VII

Stock

Section 7.1 Certificates of Stock; Uncertificated Shares; Execution. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the stock of the Corporation shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until each certificate is surrendered to the Corporation. Certificates for shares of the Corporation shall be signed by the Chief Executive Officer or the President and by the Secretary or an Assistant Secretary and the seal of the Corporation (or a facsimile thereof), if any, may be thereto affixed. Where any such certificate is also signed by a transfer agent or a registrar, or both, the signatures of the officers of the Corporation may be facsimiles. The Corporation may issue and deliver any such certificate notwithstanding that any such officer who shall have signed, or whose facsimile signature shall have been imprinted on, such certificate shall have ceased to be such officer.

Section 7.2 Contents. Each certificate issued after the adoption of these By-Laws shall state on its face the name of the Corporation and that it is organized under the laws of the State of Indiana, the name of the person to whom it is issued, and the number and class of shares and the designation of the series, if any, the certificate represents, and shall state conspicuously on its front or back that the Corporation will furnish the shareholder, upon his written request and without charge, a summary of the designations, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences, and limitations determined for each series (and the authority of the Board of Directors to determine variations for future series).

Section 7.3 Transfers. Except as otherwise provided by law or by resolution of the Board of Directors, transfers of shares of the Corporation shall be made only on the books of the Corporation by the holder thereof, in person or by duly authorized attorney, on payment of all taxes thereon and surrender for cancellation of the certificate or certificates for such shares (except as hereinafter provided in the case of loss, destruction, or mutilation of certificates) properly endorsed by the holder thereof or accompanied by the proper evidence of succession, assignment, or authority to transfer, and delivered to the Secretary or an Assistant Secretary.

Section 7.4 Stock Transfer Records. There shall be entered upon the stock records of the Corporation the number of each certificate issued, the name and address of the registered holder of such certificate, the number, kind, and class of shares represented by such certificate, the date of issue, whether the shares are originally issued or transferred, the registered holder from whom transferred, and such other information as is commonly required to be shown by such records. The stock records of the Corporation shall be kept at its principal office, unless the Corporation appoints a transfer agent or registrar, in which case the Corporation shall keep at its principal office a complete and accurate shareholders' list giving the names and addresses of all shareholders and the number and class of shares held by each, which shall be updated periodically as determined by the Secretary, but not less frequently than quarterly, and which shall be updated as of each record date established with respect to a meeting of shareholders or other shareholder action. If a transfer agent is appointed by the Corporation, shareholders shall give written notice of any changes in their addresses from time to time to the transfer agent.

Section 7.5 Transfer Agents and Registrars. The Board of Directors may appoint one or more transfer agents and one or more registrars and may require each stock certificate to bear the signature of either or both.

Section 7.6 Loss, Destruction, or Mutilation of Certificates. The holder of any shares of the Corporation shall immediately notify the Corporation of any loss, destruction, or mutilation of the certificate therefor, and the Board of Directors may, in its discretion, cause to be issued to him a new certificate or certificates, upon the surrender of the mutilated certificate, or, in the case of loss or destruction, upon satisfactory proof of such loss or destruction. The Board of Directors may, in its discretion, require the holder of the lost or destroyed certificate or his legal representative to give the Corporation a bond in such sum and in such form, and with such surety or sureties as it may direct, to indemnify the Corporation, its transfer agents, and registrars, if any, against any claim that may be made against them or any of them with respect to the shares represented by the certificate or certificates alleged to have been lost or destroyed, but the Board of Directors may, in its discretion, refuse to issue a new certificate or certificates, save upon the order of a court having jurisdiction in such matters.

Section 7.7 Form of Certificates. The form of the certificates for shares of the Corporation shall conform to the requirements of Section 7.2 of these By-Laws and be in such printed form as shall from time to time be approved by resolution of the Board of Directors.

ARTICLE VIII

Seal

The corporate seal of the Corporation shall, if the Corporation elects to have one, be in the form of a disc, with the name of the Corporation and "INDIANA" on the periphery thereof and the word "SEAL" in the center.

ARTICLE IX

Miscellaneous

Section 9.1 Indiana Business Corporation Law. The provisions of the Indiana Business Corporation law, as amended, applicable to all matters relevant to, but not specifically covered by, these By-Laws are hereby, by reference, incorporated in and made a part of these By-Laws.

Section 9.2 Fiscal Year. The fiscal year of the Corporation shall end on December 31 of each year.

Section 9.3 Election to be governed by Indiana Code § 23-1-43. Effective upon the registration of any class of the Corporation's shares under Section 12 of the Securities Exchange Act of 1934, as amended, the Corporation shall be governed by the provisions of Ind. Code 23-1-43 regarding business combinations.

Section 9.4 Control Share Acquisition Statute. The provisions of Ind. Code 23-1 42 shall not apply to the acquisition of shares of the Corporation.

Section 9.5 Amendments. These By-Laws may be rescinded, changed, or amended, and provisions hereof may be waived, at any meeting of the Board of Directors by the affirmative vote of a majority of the entire number of Directors at the time, except as otherwise required by the Corporation's Articles of Incorporation or by the Indiana Business Corporation Law.

Section 9.6 Definition of Articles of Incorporation. The term "Articles of Incorporation" as used in these By-Laws means the articles of incorporation of the Corporation as from time to time are in effect.

ARTICLE X

Corporation Headquarters

Section 10.1 Location of Headquarters. From November 30, 2004 (the "Effective Time") and at least until the date that is five years following the Effective Time, the headquarters and principal executive offices of the Corporation shall be located in Indianapolis, Indiana, unless the Corporation's Board of Directors decides otherwise by an affirmative vote of not less than eighty percent (80%) of the Directors at the time.

Section 10.2 Effect of the Provisions in this Article X. The provisions of this Article X shall not be rescinded, changed or amended, nor may the provisions of this Article X be waived, except by the affirmative vote of not less than eighty percent (80%) of the Directors at the time.

ARTICLE XI

Forum for Adjudication of Disputes

Section 11.1 Forum. Unless the Corporation consents in writing to the selection of an alternative forum (an "Alternative Forum Consent") the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim for breach of a fiduciary duty owed by any Director, officer, employee or agent of the Corporation to the Corporation or the Corporation's constituents identified in Chapter 35 of the Indiana Business Corporation Law (IC 23-1-35-1(d)), (c) any action asserting a claim arising pursuant to any provision of the Indiana Business Corporation Law or the Corporation's Articles of Incorporation or these By-Laws (in each case, as may be amended from time to time), or (d) any action asserting a claim governed by the internal affairs doctrine, shall be, to the fullest extent permitted by law, the Marion Superior Court (Marion County, Indiana) (or, if the Marion Superior Court lacks jurisdiction, the United States District Court for the Southern District of Indiana); in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants.

Section 11.2 Personal Jurisdiction. If any action the subject matter of which is within the scope of Section 11.1 of these By-Laws is filed in a court other than the Marion Superior Court (Marion County, Indiana) (or, if the Marion Superior Court lacks jurisdiction, the United States District Court for the Southern District of Indiana) (a "Foreign Action") in the name of any shareholder (including any beneficial owner), such shareholder shall be deemed to have consented to (a) the personal jurisdiction of the Marion Superior Court or the United States District Court for the Southern District of Indiana in connection with any action brought in any such court to enforce Section 11.1 of these By-Laws and (b) having service of process made upon such shareholder in any such action by service upon such shareholder's counsel in the Foreign Action as agent for such shareholder.

Section 11.3 Enforceability. Any person or entity purchasing or otherwise acquiring any interest in shares of stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XI. If any provision of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation's ongoing consent right as set forth in Section 11.1 with respect to any current or future actions or claims.